UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             Banco Macro Bansud S.A.
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                                (Name of Issuer)


    Class A Shares, Par Value Ps. 1.00 AND Class B Shares, Par Value Ps.1.00
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                         (Title of Class of Securities)


                                    05961W105
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                                 (CUSIP Number)

                            Antonia E. Stolper, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-5009
                            Facsimile: (646) 848-5009
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 11, 2006
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-l(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

------------------------------------------
CUSIP No. 05961W105
------------------------------------------
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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               DELFIN JORGE EZEQUIEL CARBALLO
               (IRS Identification Number:  NOT APPLICABLE)
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               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
               Instructions)
      2        (a)  [ ]
               (b)  [ ]
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      3        SEC USE ONLY

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               SOURCE OF FUNDS (See Instructions)
      4
               Personal Funds
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                [ ]

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               CITIZENSHIP OR PLACE OF ORGANIZATION
      6
               Argentina
------------------------------------ ------------ ------------------------------
              NUMBER OF                     7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                            Class A Shares:  4,895,416
              OWNED BY                              Class B Shares:  128,886,305
                EACH                ------------- ------------------------------
              REPORTING                     8       SHARED VOTING POWER
               PERSON
                WITH                                Class A Shares:  0
                                                    Class B Shares:  0
                                    ------------- ------------------------------
                                                    SOLE DISPOSITIVE POWER

                                            9       Class A Shares:  4,895,416
                                                    Class B Shares:  128,886,305
                                    ------------- ------------------------------
                                                    SHARED DISPOSITIVE POWER

                                           10       Class A Shares:  0
                                                    Class B Shares:  0
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     11        AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

               Class A Shares:  4,895,416
               Class B Shares:  128,886,305
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)                       [ ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Class A:  43.6%
               Class B:  19.2%
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               TYPE OF REPORTING PERSON (See Instructions)
     14
               IN
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

Item 1.       Security and Issuer.

              This statement relates to the Class A shares ("Class A
Shares") and Class B shares ("Class B Shares") of Banco Macro Bansud S.A. Both the Class A Shares and Class B Shares have a par value of Ps.1.00. The Class A Shares are entitled to five (5) votes per share while the Class B Shares are entitled to one (1) vote per share.

Item 2.       Identity and Background.

              (a) This Statement is being filed by Delfin Jorge Ezequiel Carballo (the "Reporting Person").

              (b)--(c) The Reporting Person, a natural person, is Chief Financial Officer of Banco Macro Bansud S.A. The address of his principal office and principal place of business is Sarmiento 447, City of Buenos Aires, C1041AAI, Republic of Argentina.

              (d)--(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  The Reporting Person is a Citizen of the Republic of
Argentina.

Item 3.       Source and Amount of Funds or Other Considerations.

              The Class A Shares and Class B Shares reported herein were purchased for US$ 48,671,977.84 by the Reporting Person using personal funds obtained from the secondary public offering of the shares on March 29.

Item 4.       Purpose of Transaction.

              The Class A Shares and Class B Shares acquired in this transaction by the reporting person were acquired for the purpose of investing in the Issuer and not with the intention of acquiring control of the issuer or making possible or implementing any plan or proposal.

Item 5.       Interest in Securities of the Issuer.

              (a) The Reporting Person currently owns 4,895,416 Class A Shares, which constitute 43.6% of the Class A Shares outstanding. The Reporting Person currently owns 128,886,305 Class B Shares, which constitute 19.2% of the Class B Shares outstanding.

              (b) The Reporting Person has sole power to vote or direct the vote and to dispose or to direct the disposition of 4,895,416 Class A Shares and 128,886,305 Class B Shares.

              (c) Not applicable.

              (d)  Not applicable.

              (e)  Not applicable.

              Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships, (legal or otherwise) between the Reporting Person and any persons with respect to any securities of the issuer, including, but not limited to, transfer and voting of any of the Shares, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding or proxies.

Item 7.       Materials to be Filed as Exhibits.

              Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 23, 2006





                                   By:        /s/ Delfin Jorge Ezequiel Carballo
                                         ---------------------------------------
                                   Name:      DELFIN JORGE EZEQUIEL CARBALLO
                                   Title:     Chief Financial Officer


[This original statement shall be signed by each person on whose behave the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be type or printed beneath his signature.]